Filed pursuant to General

Instruction II.L of Form F-10

File No. 333-185656

PROSPECTUS SUPPLEMENT

(TO BASE SHELF PROSPECTUS DATED FEBRUARY 12, 2013)

8,590,328 Common Shares

On July 23, 2013, North American Palladium Ltd. (the “Company”) issued 8,590,328 common shares (the “Shares”) in a transaction exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Through a series of transactions, the Shares were ultimately purchased by a fund (the “Purchaser”) managed by the Selling Shareholder (as defined under “Selling Shareholder”). This prospectus supplement covers resales of the Shares by the Selling Shareholder pursuant to the terms of a registration rights agreement, dated as of July 23, 2013, between the Company and the Purchaser.

This prospectus supplement may be used by the Selling Shareholder in connection with resales of the Shares, from time to time, during the period that this prospectus supplement remains valid. The Shares may be offered by the Selling Shareholder in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the Shares may be offered from time to time through ordinary brokerage transactions on the NYSE MKT, LLC (the “NYSE MKT”). See “Plan of Distribution”. This prospectus supplement has not been filed in respect of, and will not qualify, any distribution of Shares in Ontario or in any other province or territory of Canada at any time.

Since the Shares are not being offered by the Company pursuant to this prospectus supplement, the Company will not receive any proceeds from any sales of the Shares. All expenses incurred in connection with the preparation and filing of this prospectus supplement are being paid by the Company.

The Selling Shareholder may be deemed to be an “underwriter” as defined in the Securities Act. Any profits realized by the Selling Shareholder may be deemed to be underwriting compensation. If the Selling Shareholder uses any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any Shares as principals, any profits received by such underwriters or dealers on the resale of the Shares, may be deemed to be underwriting compensation under the Securities Act. No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus supplement.

The Company’s outstanding common shares (“Common Shares”) are listed for trading on the NYSE MKT and the Toronto Stock Exchange (the “TSX”) under the trading symbols “PAL” and “PDL”, respectively. The Shares have been approved for listing on the NYSE MKT and the TSX.

Investing in the Shares involves risks that are described in the “Risk Factors” section of this prospectus supplement.

This prospectus supplement is filed by a foreign issuer that is permitted, pursuant to a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and are subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Shares may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. See” Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the experts named in this prospectus supplement are residents of a foreign country, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES, OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

July 23, 2013

Prospectus Supplement

Base Shelf Prospectus

GENERAL MATTERS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Shares and also adds to and updates certain information contained in the base shelf prospectus of the Company dated February 12, 2013 (the “base prospectus”), and the documents incorporated by reference herein and therein. The second part is the base prospectus, which gives more general information, some of which may not apply to the offering of the Shares hereby (the “Offering”). This prospectus supplement is deemed to be incorporated by reference into the base prospectus solely for the purposes of the Offering. If any information varies between this prospectus supplement and the base prospectus, you should rely on the information in this prospectus supplement. In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the base prospectus.

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the base prospectus. The Company and the Selling Shareholder have not authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company and the Selling Shareholder are not making an offer to sell the Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears, regardless of the time of delivery of this prospectus supplement or of any sale of Shares. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the base prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 2350, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario M5J 2J2, telephone 416-360-7590 and facsimile 416-360- 7709, or by accessing the disclosure documents available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the SEC’s EDGAR system, which can be accessed at www.sec.gov.

The following documents filed with securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into, and form an integral part of, this prospectus supplement:

(a)	the annual information form of the Company (the “AIF”) for the financial year ended December 31, 2012;

(b)

the audited consolidated financial statements of the Company and the notes thereto for the financial year ended December 31, 2012, which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2012 and December 31, 2011, prepared in accordance with IFRS (the “Annual Financial Statements”), together with the independent auditors’ report thereon;

(c)	the Company’s management’s discussion and analysis relating to the Annual Financial Statements;

(d)	the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2013;

(e)	the Company’s management’s discussion and analysis for the three months ended March 31, 2013;

(f)	the Company’s management information circular dated April 1, 2013 in connection with the May 9, 2013 annual and special meeting of the shareholders of the Company;

(g)	the Company’s material change report dated March 1, 2013 regarding the LDI Report (as defined herein);

(h)

the Company’s material change report dated March 28, 2013 regarding the appointment of Phil du Toit as President and Chief Executive Officer of the Company and the sale of the Company’s gold division, NAP Quebec Mines Ltd.;

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(i)	the Company’s material change report dated May 16, 2013 announcing the Company’s operating, development and financial results for the three months ended March 31, 2013; and

(j)

the Company’s material change report dated June 17, 2013 regarding the Company’s $130 million debt financing, a $20 million private placement of Common Shares and the extension of its operating credit facility.

Any material change reports (excluding confidential material change reports), annual information forms, interim consolidated financial statements (including the related management’s discussion and analysis), annual audited consolidated financial statements (including the auditors’ report thereon and the related management’s discussion and analysis), business acquisition reports, information circulars, and any other disclosure documents required to be incorporated by reference herein under National Instrument 44-101 Short Form Prospectus Distributions which are filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement. In addition, any document filed by the Company with, or furnished by the Company to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), subsequent to the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in the base prospectus, in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the distribution of the Shares will be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in the base prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the base prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set out in the document that it modifies or supersedes. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and corresponding annual financial statements and related management’s discussion and analysis being filed by the Company with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus supplement, the previous annual information form and corresponding annual financial statements and related management’s discussion and analysis, all interim financial statements and management’s discussion and analysis and all material change reports filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of the Shares hereunder.

Upon each new filing of interim financial statements and related management’s discussion and analysis filed with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus supplement, the previous interim financial statements and management’s discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this prospectus supplement for purposes of future offers and sales of the Shares hereunder.

The National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report titled “Technical Report Lac des Iles Mine, Ontario, Incorporating Prefeasibility Study Offset Zone Phase 1” dated February 13, 2013 (effective date of January 31, 2013), prepared by Todd McCracken, P.Geo., Todd Kanhai, P.Eng., Philip Bridson, P.Eng., William Richard McBride, P.Eng. of Tetra Tech Inc., Kevin Small, P.Eng of North American Palladium Ltd, and David N. Penna, P.Geo. of Lac des Iles Mines Ltd. (the “LDI Report”), which included a prefeasibility study to support the initial Offset Zone reserves, shall supercede all other NI 43-101 technical reports and information prepared in connection with LDI (as defined herein), which the Company considers to be its only material mineral property. Although the Company also owns the Shebandowan West project, the Company no longer considers this property to be a material property of the Company and any reference to, or information originating from any NI 43-101 technical reports of the Company in connection with such non-material property that may be presented in the documents incorporated by reference into this prospectus supplement or the base prospectus, is no longer relevant and is excluded from this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein. The LDI Report is not incorporated by reference herein.

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CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise specified or the context otherwise requires, all references to dollar amounts in this prospectus supplement, the base prospectus or in any documents incorporated by reference herein and therein are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “US$” are to U.S. dollars.

Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein has been prepared in accordance with IFRS.

The following table sets forth, for the Canadian dollar, expressed in United States dollars: (i) the high and low exchange rates during each period; (ii) the average of the exchange rates on the last day of each month during each period; and (iii) the exchange rate at the end of each period. These rates are based on the noon buying rate published by the Bank of Canada.

	Year Ended December 31,		Three Months Ended March 30,
	2011	2012	2012	2013
Highest rate during period	1.0583	1.0299	1.0153	1.0164
Lowest rate during period	0.9430	0.9599	0.9735	0.9696
Average rate during period	1.0110	1.0004	1.0012	1.0089
Rate at the end of period	0.9833	1.0051	1.0009	0.9846

On July 22, 2013 the noon buying rate for one Canadian dollar expressed in United States dollars, as quoted by the Bank of Canada, was $1.00=US$0.9674 (or US$1.00=$1.0337). The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned that the exchange rates presented here are historical and are not indicative of future exchange rates.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein have been, and will be, prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this prospectus supplement and the base prospectus may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. Investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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See “Glossary of Mining Terms” in the base prospectus for a description of certain of the mining terms used in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the base prospectus include or incorporate by reference certain statements that are “forward-looking statements” and/or “forward-looking information”, which include future oriented financial information, within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words “expect”, “believe”, “anticipate”, “contemplate”, “target”, “plan”, “may”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements, although these words may not be present in all forward-looking statements. Forward- looking statements included in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein include, without limitation, information as to the Company’s strategy, plans or future financial or operating performance, such as the Company’s expansion plans at LDI, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements involve known and unknown risks that may cause actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to:

•	the possibility that commodity prices and foreign exchange rates may fluctuate;

•	the possibility that general economic conditions may deteriorate;

•	the inability to achieve or maintain production and operating cost estimates;

•	the inability to meet capital expenditure estimates;

•	inaccuracy of mineral resource and reserve estimates;

•	the demand for, and cost of, exploration, development and construction services;

•	the possibility of construction and commissioning delays;

•	risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that become depleted;

•	inherent risks associated with mining and processing, including environmental hazards;

•	the potential uncertainty related to title to the Company’s mineral properties;

•	the risk that the Company may not be able to obtain external financing necessary to continue its expansion and production plans;

•	the Company’s reliance on third parties for smelting and refining the concentrate that is produced at the LDI mill;

•	employment disruptions, including in connection with collective agreements between the Company and unions;

•	environmental and other regulatory requirements;

•	the costs of complying with environmental legislation and government regulations;

•	the risk that permits and regulatory approvals necessary to conduct operations will not be available on a timely basis, on reasonable terms, or at all;

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•	loss of key personnel;

•	competition from other producers of palladium and platinum group metals and from potential new producers;

•	current or future litigation (including class actions) or regulatory proceedings;

•	the development of new technology or new alloys that could reduce the demand for palladium;

•	the ability of the Company to comply with the terms of its debt facilities, convertible notes or future debt facilities;

•	risks related to the Company’s hedging strategies;

•	lack of infrastructure necessary to develop the Company’s projects; and

•	the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures.

Forward-looking statements, including future oriented financial information, are necessarily based on a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Factors and assumptions contained in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein that may prove to be incorrect, include, but are not limited to, the following:

•	that LDI will be and will remain viable operationally and economically;

•	that expectations for mill feed head grade, recovery rates and mill performance will be as expected at the LDI mine;

•	that plans for mine production, mine development projects including the LDI mine expansion, mill production and exploration will proceed as expected and on budget;

•	that the Company will pursue Phase II of the LDI mine expansion;

•	that market fundamentals will result in reasonable demand and prices for palladium and by-product metals in the future;

•	that the Company will not be subject to any material environmental incidents, significant regulatory changes or material labour disruptions;

•

that the information and advice the Company has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral resources and mineral reserves are appropriate and accurate;

•	that the Company and its contractors will be able to attract and retain sufficient qualified employees; and

•	that financing for the Company’s expansion and production plans will be available on reasonable terms.

All of the forward-looking statements made in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the projected results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. You are cautioned not to put undue reliance on forward-looking statements. All forward-looking statements in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein are made as of the date of the document in which such statements appear, and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.

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THE COMPANY

North American Palladium Ltd. is the successor to Madeleine Mines Ltd., a company incorporated under the Mining Companies Act (Québec) by letters patent in 1968. In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Québec Inc. and the amalgamated company was wound up into the federally incorporated parent company, 2750538 Canada Inc. This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Company continues to exist under the Canada Business Corporations Act (“CBCA”).

The Company’s head and registered office is located at 200 Bay Street, Suite 2350, Royal Bank Plaza, South Tower, Toronto, ON, Canada M5J 2J2, telephone: (416) 360-7590, facsimile: (416) 360-7709.

The Company has one wholly owned subsidiary, Lac des Iles Mines Ltd. The following chart describes the Company’s structure as at the date hereof.

Overview of the Business

NAP is an established precious metals producer that has been operating its flagship Lac des Iles (“LDI”) mine in Ontario, Canada since 1993. The Company’s vision is to become a low cost mid-tier precious metals producer with over 250,000 ounces of palladium in annual production.

LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The mine is currently undergoing a major expansion to increase production and reduce its cash costs per ounce.

LDI consists of an open pit, an underground mine, and a 15,000-tonne per day mill that has excess capacity available for future production growth. The primary deposits on the property are the Roby Zone (which has been mined through an open pit and underground) and the underground Offset Zone (which is about 250 metres away from the underground Roby Zone), all of which contain disseminated magmatic palladium deposits with some platinum, gold, nickel and copper by-products.

The LDI mine expansion consists of transitioning underground operations to shaft access mining while utilizing a high volume bulk mining method. The objective of the LDI mine expansion is to transport the Offset Zone ore through the shaft which is substantially more economical than transporting it using the ramp system.

Beyond the mine expansion, there remains significant exploration upside near the mine, where a number of growth targets have been identified for exploration. The exploration upside is further complimented by LDI’s existing infrastructure, including the excess mill capacity.

Recent Developments

Debt Financing

On June 7, 2013, the Company closed a $130 million term loan financing with Brookfield Capital Partners Ltd. (“Brookfield”), which bears interest at 15% per annum and is due June 7, 2017. The loan is secured by first priority security on the Company’s fixed assets and second priority security on the Company’s accounts receivable and inventory. The Company has the option to accrue interest during the first two years of the loan, in which case the interest rate on the loan (and accrued interest) will increase by 4%. The loan contains covenants typical of this type of facility including senior debt to EBITDA ratios, minimum tangible net worth requirements and capital expenditure limits. The Company has used a portion of the net proceeds from the debt financing to redeem in full the existing senior secured notes due October 4, 2014 ($72 million), including the redemption premium related thereto, and intends to use the remaining net proceeds to fund capital expenditures at the LDI mine and for general corporate purposes.

Flow-Through Offering

On June 7, 2013, the Company entered into a subscription agreement in respect of a fully subscribed private placement (the “Private Placement”) of flow-through shares (the “Flow-Through Shares”) for aggregate gross proceeds to the Company of approximately $20 million. The Company issued the Flow-Through Shares in two tranches. The first tranche consisted of 8,658,009 Flow-Through Shares, which were issued by the Company on June 19, 2013. The second tranche consists of the Shares. 100% of the gross proceeds from the Private Placement are expected to be used for eligible mine expansion expenditures and exploration activities at the LDI mine and property in Ontario that constitute “Canadian exploration expense” as defined in the Income Tax Act (Canada).

Extension of Operating Line of Credit

On June 7, 2013, the Company extended its US$60 million revolving operating line of credit by an additional year to July 4, 2014. The credit facility is secured by first priority security on the Company’s accounts receivables and inventories and second priority security on other assets.

REGISTRATION RIGHTS AGREEMENT

The Company entered into a registration rights agreement dated as of July 23, 2013 (the “Registration Rights Agreement”) with Global Resource Funding Partners LLC, a fund managed by the Selling Shareholder. The following summary of selected provisions of the Registration Rights Agreement is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Registration Rights Agreement. Copies of the Registration Rights Agreement are available from the Company upon request.

The Selling Shareholder is entitled to the benefits of the Registration Rights Agreement, pursuant to which the Company has filed this prospectus supplement with the Ontario Securities Commission (the “OSC”) under National Instrument 44-102 and with the SEC under the Securities Act. Subject to the Company’s right to suspend use of the registration statement, as described below, the Company will use its reasonable best efforts to keep the registration statement effective at all times until the earlier of (i) June 19, 2014, being the first anniversary of the date that the Shares were issued by the Company, and (ii) the date on which the Selling Shareholder no longer beneficially owns any Shares (the “Effectiveness Period”).

When a Selling Shareholder elects to sell the Shares pursuant to this prospectus supplement, the Selling Shareholder will be required to deliver a copy of this prospectus supplement to purchasers. The Company has agreed to indemnify the Selling Shareholder and certain of its managed funds (including the Purchaser) against certain liabilities, or to contribute to payments such persons may be required to make because of any of those liabilities.

Under the Registration Rights Agreement, the Company will:

•	pay all expenses of this prospectus supplement;

•	provide the Selling Shareholder with copies of this prospectus supplement; and

•	take other reasonable actions as are required to permit unrestricted resales of the Shares in accordance with the terms and conditions of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the Company may suspend the use of this prospectus supplement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not exceed one 45-day period during the Effectiveness Period.

This prospectus supplement has not been filed in respect of, and will not qualify, any distribution of Shares in Ontario or any other province or territory of Canada at any time.

SELLING SHAREHOLDER

The table below sets forth the name of the Selling Shareholder, the number of Shares held by the Selling Shareholder as of the date of this prospectus supplement and the percentage of the outstanding Common Shares that the Shares held by the Selling Shareholder represents.

Selling Shareholder	Number of Shares Held	% of Outstanding Common Shares(2)
Weiss Asset Management LP(1)	17,248,337	8.77%

(1)

Pursuant to Rule 13d-3 under the Exchange Act, Weiss Asset Management LP may be deemed the beneficial owner of the number of Shares indicated in the above table. Such Shares may from time to time be registered in the name of managed funds controlled by Weiss Asset Management LP (or the nominees of such funds), including the Purchaser, Brookdale International Partners, L.P. and Brookdale Global Opportunity Fund. Where applicable, references herein to the Selling Shareholder shall be deemed to include such funds.

(2)	Based on 196,781,376 Common Shares issued and outstanding as of July 23, 2013.

Because the Selling Shareholder may offer all or some of the Shares from time to time, the Company cannot estimate the number of Shares that will be held by the Selling Shareholder upon the termination of any particular offering.

Only the Selling Shareholder identified above who beneficially owns the Common Shares set forth opposite the Selling Shareholder’s name in the foregoing table on the date of this prospectus supplement, may sell Common Shares pursuant to this prospectus supplement.

The Selling Shareholder is incorporated or otherwise organized outside of Canada and as a result it may not be possible for investors to collect from such Selling Shareholder a judgment obtained in Canadian courts predicated on the civil liability provisions of Canadian securities legislation.

RISK FACTORS

An investment in the Shares involves risk. In addition to the other information contained in this prospectus supplement, the base prospectus and the documents incorporated by reference herein and therein, including without limitation, the risk factors referred to in the base prospectus and the AIF under the heading “Risk Factors”, prospective investors should carefully consider the factors set out below in evaluating the Company and its business before making an investment in the Shares. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of the Common Shares could decline and all or part of any investment in the Shares may be lost. Additional risks and uncertainties not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, prospects, financial condition, results of operation and cash flows.

Risks Related to the Company

Commodity price fluctuations.

The Company’s earnings are directly related to commodity prices as its revenues are derived from sales of palladium, and to a lesser extent, gold, platinum, nickel and copper produced from its LDI mine. Commodity prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including production at other mines, supply from recycling, producer hedging activities, the state of the automotive industry, other production and investor demands and overall political and economic conditions. The price of palladium is affected by global supply and demand for the commodity, and the availability and cost of substitutes and supply from Russia and South Africa, the two major platinum group metals (“PGM”) producing countries. An increased supply of palladium from Russia or South Africa could have a negative impact on the price of palladium.

Further, the prices of palladium and platinum have on occasion been subject to very rapid short-term changes because of the smaller size of the market relative to other metals. The aggregate effect of these factors is impossible to predict with any accuracy.

If the price for palladium drops, this will affect the Company’s financial performance and results of operations adversely. Historically, changes in the market price of palladium have significantly impacted the Company’s profitability and the trading price of the Common Shares.

Fluctuations in foreign currency exchange rates in relation to the U.S. dollar.

Changes in the Canadian dollar/U.S. dollar exchange rate significantly affect the Company’s operating results and cash flow. Exchange rate movements can have a significant impact as all of the Company’s revenues are earned in U.S. dollars but most of its operating and capital costs are incurred in Canadian dollars. As a result, a strengthening Canadian dollar relative to the U.S. dollar will result in reduced profit or increased losses for the Company. The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years. The Company does not currently hedge its foreign exchange exposure against the effects of currency fluctuations. There can be no assurance that foreign exchange fluctuations will not materially adversely affect the Company’s financial performance and results of operations.

In addition, changes in currency exchange rates, and particularly a significant weakening of the South African rand relative to the U.S. dollar, could reduce relative costs of production and improve the competitive cost position of South African PGM producers.

Future equity or debt financing.

The exploration, development and operation of the Offset Zone at the LDI mine and other properties could require substantial additional financing. There can be no assurance that additional financing will be available to the Company when needed or on terms acceptable to the Company. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration activities, development or production on any or all of the Company’s properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. In addition, the Company cannot predict the size of future issuances of equity and/or the issuance of debt or the effect, if any, that future issuances and sales of the Company’s securities will have on the market price of the Common Shares.

Deterioration of general economic conditions.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. The deterioration of economic conditions generally could negatively impact the Company’s business in several ways. For instance, in recent years financial conditions have been characterized by market volatility, tight credit markets and reduced consumer confidence and business activity, which have negatively impacted the Company’s revenues and the market price of the Common Shares.

In addition, a prolonged or significant global economic contraction could put downward pressure on market prices of PGMs, particularly if demand for PGMs decline in connection with consumer demand, since PGMs are used in the production of items such as automobiles, electronics and jewellery.

In addition, some purchasers of PGMs, such as automobile manufacturers, could experience serious cash flow problems due to deteriorating global capital markets. Approximately half of global demand of palladium and platinum is for the manufacture of automotive catalytic converters. Auto companies and other PGM purchasers may be forced to reduce their product lines or production, shut down their operations or file for bankruptcy protection, which would have a material adverse effect on the Company’s business.

Inability to meet production level and operating cost estimates.

Planned production levels and operating costs are estimates, with the estimates in respect of the LDI property being based on the Company’s experience in operating such mine. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company may have difficulties attracting and maintaining a sufficient amount of qualified labour to meet projected production levels. In addition, there may be increased uncertainty as to the Company’s ability to achieve or maintain projected production at the LDI mine due to the fact that the Company’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic viability. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated. Failures to meet production levels and operating costs estimates could adversely affect the Company’s results of operations.

Expansion of the Lac des Iles mine.

There is significant risk involved in expansion projects such as the LDI mine expansion. Project delays may adversely affect expected revenues and cost overruns may adversely affect project economics. The Company’s ability to complete the expansion of the LDI mine on time and on budget depends on many factors beyond the Company’s control, including the availability of equipment and personnel, access, weather, accidents, equipment breakdown, the need for government and regulatory approvals and unexpected or uncontrollable increases in the costs of materials. Other risks include, but are not limited to, delays in obtaining sufficient financing, as well as unforeseen difficulties encountered during the expansion process including labour disputes and other risks that generally apply to the Company.

Inaccuracy of mineral resource and reserve estimates.

The calculation of mineral resources, mineral reserves and grades are merely estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral resources that are not mineral reserves do not have demonstrated economic viability and mineral reserve estimates are based on certain assumptions, including metal prices. Until mineral resources or mineral reserves are actually mined and processed, the quantity of reserves or resources and their respective grades must be considered as estimates only. Any material change in the quantity of mineral resources, mineral reserves, grade or stripping ratio may affect the economic viability of the Company’s properties.

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the indicated quantities of metals. Future production could differ dramatically from such estimates for the following reasons: (1) actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports; (2) increases in the capital or operating costs of the mine; (3) changes in the life-of-mine plan; or (4) the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the orebody or the processing of new or different grades if and when operations resume, may adversely affect the Company.

Decreases in the market price of palladium, gold or other metals may render the mining of reserves uneconomic.

The mineral resource and reserve figures presented in this prospectus supplement are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of palladium, platinum, gold, nickel and copper will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.

The LDI Report for the LDI property assumes the following long-term prices: for the Roby Zone, Open Pit and Stockpiles US$350 per ounce for palladium, US$1,400 per ounce for platinum, US$850 per ounce for gold, US$6.50 per pound for nickel and US$2.00 per pound for copper; and for the Offset Zone US$675 per ounce for palladium, US$1,675 per ounce for platinum, US$1,750 per ounce for gold, US$8.00 per pound for nickel and US$3.50 per pound for copper. Mineral reserve and resource estimates would be lower than estimated to the extent the actual metal prices are lower than assumed.

Increased demand for, and cost of, exploration, development and construction services and equipment.

The overall strength of the metal market has resulted in an increase in exploration, development and construction activities around the world, resulting in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of such services and equipment could increase in the future, which could result in delays if services or equipment cannot be obtained in a timely manner.

Future exploration at the Lac des Iles property or at the Company’s other exploration properties may not result in increased mineral resources or mineral reserves.

As mines have a depleting asset base, the Company actively seeks to replace and expand its mineral resources and mineral reserves through exploration and development, strategic acquisitions and joint ventures. The Company has conducted exploration programs on the LDI property and elsewhere with the objective of increasing total mineral resources and mineral reserves. Exploration for minerals involves many risks and uncertainties and is frequently unsuccessful. Among the many uncertainties inherent in any exploration and development program are the location of mineralized zones, the development of appropriate metallurgical processes, the receipt of necessary governmental permits to mine a deposit and the construction of mining and processing facilities. Assuming discovery of an economic mineralized zone, several years may elapse from the completion of the exploration phase until commercial production commences and during such time the economic feasibility of production may change. There can be no assurance that the Company’s current exploration and development programs will result in economically viable mining operations or yield new mineral resources and mineral reserves to replace current mineral resources and mineral reserves. This could prevent the Company from sustaining its targeted production levels over the long term, which could affect its ability to continue as a going concern.

The risks and hazards associated with mining and processing pose operational and environmental risks.

Mining and processing operations involve many risks and hazards, including, among others:

•	metallurgical and other processing problems;

•	geotechnical problems;

•	unusual and unexpected rock formations;

•	ground or slope failures or underground cave-ins;

•	environmental contamination;

•	industrial accidents;

•	fires;

•	flooding and periodic interruptions due to inclement or hazardous weather conditions or other acts of nature;

•	organized labour disputes or work slow-downs;

•	mechanical equipment failure and facility performance problems; and

•	the availability of critical materials, equipment and skilled labour.

These risks could result in: damage to, or destruction of, the Company’s properties or production facilities, personal injury or death; environmental damage; delays in mining or processing; increased production costs; asset write downs; monetary losses and legal liability.

The Company cannot be certain that its insurance will cover all of the risks associated with mining and processing or that it will be able to maintain insurance to cover these risks at economically feasible premiums. The Company could also become subject to liability for hazards against which it cannot insure or against which the Company may elect not to insure because of high premium costs or commercial impracticality. Such events could result in a prolonged interruption in operations that would have a negative effect on the Company’s ability to generate revenues, profits and cash flow. Losses from such events may increase costs and decrease profitability.

Failure to achieve or maintain projected production levels for its mining operations.

The Company’s future prospects will be negatively affected if the LDI mine fails to achieve or maintain projected production levels. Unforeseen conditions or developments could arise during the ongoing development and operation of the LDI mine or other properties, which could increase costs and adversely affect the Company’s ability to generate revenue and profits. These conditions may include, among others:

•	shortages or unanticipated increases in the cost of equipment, materials or skilled labour;

•	delays in delivery of equipment or materials;

•	labour disruptions;

•	adverse weather conditions or natural disasters;

•	accidents;

•	unforeseen engineering, design, environmental or geological problems; and

•	unanticipated changes in the life-of-mine plan or the ultimate mine design.

Risks of acquisitions and the failure to integrate acquired mining properties.

As part of its development strategy, the Company may acquire additional mining properties where such transactions are economically and strategically justified. However, there can be no assurance that the Company will be able to identify attractive acquisition candidates in the future or that it will succeed at effectively managing the integration of acquired mining properties. If the expected synergies from such transactions do not materialize, or if the Company fails to integrate such new mining properties successfully into its existing business, or if acquired businesses or properties have unexpected liabilities, the Company’s results of operations could be adversely affected.

Title to the Company’s mineral properties cannot be guaranteed.

The Company cannot guarantee that title to its properties will not be challenged. The Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Additionally, there can be no guarantee that potential aboriginal rights claims to the Company’s mineral properties will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project. A successful challenge to the area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Company is dependent on third parties for smelting and refining its palladium.

The Company has a smelter agreement with Vale Canada Limited (“Vale”) and a smelter agreement with Aurubis AG, which provide for the smelting and refining of the metals contained in the concentrates produced at the LDI property. The termination of the agreement or the failure to renew the agreement on acceptable terms, or at all, could have a material adverse effect on the Company’s financial performance and results of operations until such time as alternative smelting and refining arrangements could be made or alternative purchasers of the Company’s concentrates could be found. If the Company is required to make alternative refining arrangements or to find alternative purchasers, there can be no assurance that such arrangements would be on terms as favourable to the Company as its existing smelter agreements.

Environmental and other regulatory requirements.

Environmental laws and regulations affect the exploration, development, mining and processing operations of the Company. These laws and regulations set various standards regulating the environment and require the Company to obtain various operating approvals and licenses. Environmental legislation generally provides for restrictions and prohibitions on emissions of various substances produced in association with mining operations, such as seepage from tailings containment facilities, which could result in environmental pollution.

In addition, amendments to current laws or regulations governing mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in costs, reductions in levels of production, or delays in the development of new mining properties. In addition to existing requirements, it is expected that new environmental legislation may be implemented in the future with the objective of further protecting human health and the environment. New environmental legislation or changes in existing environmental legislation could have a negative effect on production levels, product demand, and methods of production and distribution. The complexity and breadth of these issues make it difficult for the Company to predict their impact.

A breach of such legislation could result in the issuance of governmental orders, imposition of fines and penalties and, in certain circumstances, could result in the loss of operating licenses or approvals, or the suspension of the Company’s operations. Significant liabilities could be imposed for damages or clean-up costs in the event of damage to the environment or non-compliance with environmental laws or regulations, which may have a material adverse impact on the Company’s operations or financial results. If the Company fails to obtain or maintain the necessary operating approvals or licenses it may not be able to continue its operations in its usual manner or at all.

The Company cannot give assurances that it will at all future times be in compliance with all federal and provincial environmental legislation or that steps to bring the Company into compliance would not have a negative effect on its financial condition and results of operations.

The cost of complying with environmental legislation may be significant.

The Company’s operations are subject to extensive environmental legislation. This legislation requires the Company to obtain various operating approvals and licenses and also imposes standards and controls on activities relating the exploration, development and production activities. The cost to the Company of obtaining operating approvals and licenses and abiding by environmental legislation, standards and controls may be significant.

The Company will be responsible for all costs of closure and reclamation at the LDI property. In addition, to the extent that the Company’s exploration activities at other projects disturb the land or some other environmental attribute, the Company may incur clean-up and other reclamation costs at such projects. During 2012, the Company’s mine closure obligations were revised to reflect the Company’s most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations for the LDI property are approximately $15.2 million.

The Company’s obligations with respect to the eventual clean-up and restoration of these sites is secured by letters of credit. There can be no assurance that the closure and reclamation costs for the LDI mine will not substantially exceed the Company’s estimates, or that any letters of credit will cover these costs.

Changes in environmental legislation or in its enforcement, new information on existing environmental conditions or other events, including changes in environmental controls or standards or in their enforcement, may increase future environmental expenditures or otherwise have a negative effect on the Company’s financial condition and results of operations.

Compliance with current and future government regulations may cause the Company to incur significant costs.

The Company’s activities are subject to extensive Canadian federal and provincial legislation governing matters such as mine safety, occupational health, labour standards, prospecting, exploration, production, exports, toxic substances, explosives, management of natural resources, price controls, land use, water use and taxes. Compliance with this and other legislation could require the Company to make significant capital outlays. The enactment of new legislation or more stringent enforcement of current legislation may increase costs, which could have a negative effect on the Company’s financial position. The Company cannot make assurances that it will be able to adapt to these regulatory developments on a timely or cost effective basis. Violations of these laws, regulations and other regulatory requirements could lead to substantial fines, penalties or other sanctions including possible shut-downs of the LDI property and future operations, as applicable.

The Company is required to obtain and renew governmental permits in order to conduct mining operations, which is often a costly and time-consuming process.

Throughout the normal course of business, the Company is required to obtain and renew governmental permits for exploration, operations and expansion of existing operations or for the development of new projects. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control, including the interpretation of requirements implemented by the applicable permitting authority. The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed the Company’s expectations. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could materially adversely affect the Company’s revenues and future growth.

If the Company loses key personnel or is unable to attract and retain personnel, the Company’s mining operations and prospects could be significantly harmed.

The Company is dependent upon the services of a small number of members of senior management. The Company’s current operations and its future prospects depend on the experience and knowledge of these individuals. The Company does not maintain any “key person” insurance. The loss of one or more of these individuals could have a material adverse effect on the Company’s mining operations and results of operations.

The Company faces competition from other larger suppliers of PGMs and from potential new sources of PGMs.

The Company competes globally with other PGM producers and suppliers, some of which are significantly larger and have access to greater mineral reserves and financial resources. In addition, recycling and new mines could increase the global supply of palladium and gold. The Company may not be successful in competing with these existing and emerging PGM and gold producers and suppliers.

Current and future litigation and regulatory proceedings may impact the revenue and profits of the Company.

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. While the Company is presently unable to quantify its potential liability under any of the above heads of damage, such liability may be material to the Company and may materially adversely affect its ability to continue operations.

In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its activities at LDI or its other properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of operations of the Company. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

The development of new technology or new alloys could reduce the demand for palladium and platinum.

Demand for palladium and platinum may be reduced if manufacturers in the automotive, electronics and dental industries find substitutes for palladium or platinum. The development of a substitute alloy or synthetic material which has catalytic characteristics similar to PGMs could result in a decrease in demand for palladium and platinum. Furthermore, if the automotive industry were to develop automobiles that do not require catalytic converters, such as pure electric vehicles, it could significantly reduce the demand for palladium and platinum. High prices for palladium or platinum would create an incentive for the development of substitutes. Any such developments could have a material adverse effect on the Company’s financial condition and results of operations.

The Company’s credit facility and the Brookfield term loan provide for events of default, some of which may be beyond the Company’s control.

The Company has a credit facility to borrow money to finance its operations. The credit facility and the Brookfield term loan contain certain events of default, some of which may be beyond the Company’s control, the occurrence of which could require the Company to pay back immediately all amounts borrowed under such credit facility or the Brookfield term loan, as applicable.

The Company’s hedging activities could expose it to losses.

From time to time, the Company may engage in hedging activities to manage its exposure related to currencies, interest rates and commodity prices. While hedging related to realized metal prices may protect the Company against low metal prices, it may also limit the price the Company can receive on hedged products. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of a metal exceeds the price stated in a forward sale or call option contract. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price of a commodity.

Lack of infrastructure could delay or prevent the Company from developing its projects.

Completion of the development of the Company’s development projects is subject to various requirements, including the availability and timing of acceptable arrangements for electricity or other sources of power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced exploration projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

•	the development of the Company’s projects will be completed on a timely basis, if at all;

•	the resulting operations will achieve the anticipated production volume; or

•	the ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act and equivalent Canadian legislation.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Company’s internal control over financial reporting (“ICFR”).

The Company may fail to maintain the adequacy of its ICFR as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to improve its ICFR.

Difficulty of investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a Canadian corporation, with its principal place of business in Canada. A majority of the Company’s directors and officers and some or all of the experts named in this prospectus supplement are residents of Canada and a significant portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this prospectus supplement are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or its directors or officers or such experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act. Investors should not assume that Canadian courts (1) would enforce judgments of U.S. courts obtained in actions against the Company or such directors, officers or experts predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against the Company or such directors, officers or experts predicated upon the U.S. federal securities laws or any such state securities or “blue sky” laws. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

Risks Related to the Common Shares

Future sales or issuances of equity securities could decrease the value of the Common Shares, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings and may issue additional equity securities to finance future acquisitions and other projects and to satisfy its obligations pursuant to the exercise of convertible securities.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share.

The Common Shares are publicly traded and are subject to various factors that have historically made the Company’s share price volatile.

The trading price of the Common Shares has been, and may continue to be, subject to large fluctuations, which may result in losses to investors. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

•	the Company’s operating performance and the performance of the Company’s competitors and other similar companies;

•	volatility in palladium and other metal prices and expectations for future prices;

•	volatility in currency exchange rates;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the mineral resource sector;

•	changes in general economic and/or political conditions;

•	the number of Common Shares to be publicly traded after any offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

•	the market for all mineral resource sector securities;

•	the breadth of the public market for the Common Shares; and

•	the attractiveness of alternative investments.

In addition, the market price of Common Shares may be affected by many variables not directly related to the Company’s success and that are, therefore, not within the Company’s control. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company’s share price volatile and suggests that the Company’s share price could continue to be volatile in the future.

USE OF PROCEEDS

The Selling Shareholder will receive the proceeds from the sale of Shares under this prospectus supplement. The sale of the Shares by the Selling Shareholder will not result in any proceeds to the Company.

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the NYSE MKT and the TSX under the trading symbols “PAL” and “PDL”, respectively. The following table sets out the reported high and low closing prices and trading volume of the Common Shares on the NYSE MKT and the TSX (as reported by Thomson One (Reuters)) for the periods indicated:

	NYSE MKT			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		($)	($)
2013
July (1 to 22)	1.17	1.02	17,755,639	1.21	1.07	1,104,977
June	1.15	.91	29,790,641	1.17	.97	6,154,725
May	1.36	1.00	4,275,548	1.38	1.01	6,895,190
April	1.72	1.37	4,630,544	1.69	1.37	7,379,505
March	1.56	1.33	28,515,895	1.60	1.36	3,317,474
February	1.94	1.36	54,274,464	1.95	1.40	9,310,406
January	1.77	1.50	58,996,093	1.77	1.48	8,453,299

2012
December	1.46	1.18	40,278,228	1.40	1.16	4,063,801

	NYSE MKT			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		($)	($)
November	1.55	1.31	31,765,138	1.55	1.34	11,309,373
October	2.00	1.57	27,826,760	1.96	1.53	7,247,318
September	2.27	1.80	38,754,135	2.19	1.78	15,653,615
August	1.94	1.50	29,458,855	1.91	1.48	4,412,998
July	2.18	1.64	14,602,786	2.18	1.66	2,487,127

On July 22, 2013, the closing price of the Common Shares on the NYSE MKT was US$1.17 and the closing price of the Common Shares on the TSX was $1.21.

The Company’s outstanding convertible subordinated debentures (the “Debentures”) are listed for trading on the TSX under the trading symbol “PDL.DB”. The Debentures commenced trading on the TSX on July 31, 2012. On July 22, 2013, the closing price per $100 principal amount of the Debentures on the TSX was $66.90. The following table sets out the reported high and low closing prices and trading volume of the Debentures on the TSX (as reported by Thomson One (Reuters)) for the periods indicated:

	TSX
	High	Low	Volume
	($)	($)
2013
July (1 to 22)	66.90	59.00	1,209,000
June	71.49	63.50	12,027,000
May	84.00	63.00	3,491,000
April	91.50	83.00	1,689,000
March	91.00	84.51	1,148,000
February	95.50	88.00	4,991,000
January	96.10	78.00	14,280

2012
December	90.00	78.31	7,760
November	94.25	87.00	6,250
October	98.50	93.50	32,417
September	99.90	94.50	64,090
August	95.00	92.00	20,730
July 31	95.28	95.28	6,670

DIVIDEND POLICY

It is not anticipated that the Company will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant. As of the date of this prospectus supplement, the Company has never paid any dividends on the Common Shares.

PRIOR SALES

During the twelve month period prior to the date of this prospectus supplement, the Company issued the following Common Shares and securities convertible into Common Shares:

Number of Securities	Date of Issue	Price per Security/ Exercise Price per Security
8,590,328 Common Shares(1)	July 23, 2013	$1.16
379,470 Common Shares(4)	July 19, 2013	$1.00
8,668,009 Common Shares(1)	June 19, 2013	$1.15
574,738 Common Shares(2)	June 18, 2013	$1.11
203,800 Common Shares(3)	May 22, 2013	$1.47
1,000,000 Stock Options(6)	May 10, 2013	$1.14
282,626 Common Shares(4)	April 18, 2013	$1.45

709,220 Common Shares(5)	March 8, 2013	$1.41
245,351 Common Shares(4)	February 4, 2013	$1.24
625,000 Common Shares(1)	November 30, 2012	$1.65
1,800,000 Common Shares(1)	November 21, 2012	$1.65
157,949 Common Shares(4)	October 18, 2012	$1.81
15,000 Stock Options(6)	August 8, 2012	$1.65
$43,000,000 Convertible Debentures(7)	July 31, 2012	$2.90

(1)	Issued on a flow-through basis by way of private placement.
(2)	Issued upon the exercise of 13,000 palladium warrants.
(3)	Issued as consideration for services provided by the Company’s financial advisor in connection with the sale of the Company’s Quebec-based gold division.
(4)	Issued as compensation in connection with the Company’s employee RRSP plan.
(5)

Issued in satisfaction of certain obligations under the Sale and Purchase Agreement dated October 31, 2008 between IAMGOLD-Québec Management Inc. and Cadiscor Resources Inc., a predecessor of NAP Quebec.

(6)	Each stock option is exercisable into one Common Share.
(7)	The Debentures are convertible at the holder’s option into Common Shares at a conversion price of $2.90 per Common Share.

CONSOLIDATED CAPITALIZATION

Material changes in our consolidated capitalization from April 1, 2013 through the date of this prospectus supplement include:

•

on May 23, 2013, the Company issued 203,800 Common Shares to Dundee Securities Ltd. as consideration for services provided as financial advisor in connection with the sale of the Company’s Quebec-based gold division, which increased working capital and common share capital by $0.3 million;

•

on June 7, 2013, the Company closed a US$130.0 million term loan financing with Brookfield, a portion of the net proceeds of which were used by the Company to redeem in full the existing $72.0 million aggregate principal amount of 9.25% senior secured notes due October 4, 2014, including the redemption premium related thereto; cash and cash equivalents increased by $48.9 million (reduced by $9.1 million in transaction costs), the 9.25% secured notes decreased by $67.8 million, the term loan increased by $129.6 million (reduced by $0.4 million in transaction costs) and shareholders’ equity decreased by $11.9 million in transaction and other costs;

•

on June 18, 2013, 574,738 Common Shares were issued upon the exercise of 13,000 of the Company’s palladium warrants, which decreased other liabilities by $0.6 million and increased common share capital by $0.6 million;

•

on June 19, 2013, the Company issued the 8,658,009 Common Shares for aggregate gross proceeds of $10.0 million, which increased cash and cash equivalents by $9.7 million (reduced by $0.3 million in transaction costs) and increased common share capital by $9.7 million (reduced by $0.3 million in transaction costs); and

•

on July 23, 2013, the Company issued the Shares for aggregate gross proceeds of $10.0 million, which increased cash and cash equivalents by $9.7 million (reduced by $0,3 in transaction costs) and increased common share capital by $9.7 million (reduced by $0,3 million in transaction costs).

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of July 23, 2013, there were 196,781,376 Common Shares issued and outstanding after giving effect to the issuance of the Common Shares (including the Shares) in the second tranche of the Private Placement.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Company cannot ask them to pay additional funds.

The Company’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the board of directors to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

On March 22, 2011, the Company’s Board of Directors authorized the issuance of one common share purchase right (a “Right”) in respect of each outstanding Common Share. The description and terms of the Rights are set forth in the Shareholder Rights Plan Agreement, dated as of March 22, 2011, between the Corporation and Computershare Investor Services Inc., as rights agent.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this prospectus supplement, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder generally applicable to a holder of Shares who acquires Shares pursuant to this prospectus supplement and who, at all relevant times, for purposes of the Tax Act, will hold Shares as capital property, is not affiliated with and deals at arm’s length with the Company and with the Selling Shareholder for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada and does not and is not deemed to use or hold Shares in carrying on business in Canada (a “Non-Resident Holder”). Generally, a Share will be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold the Share in the course of carrying on a business and has not acquired such Share in one or more transactions considered to be an adventure or concern in the nature of trade. Special rules, which are not discussed below, may apply to a Non-Resident Holder who is an insurer that carries on business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and our understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act (the “Tax Proposals”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed, however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or the administrative practices or assessing policies of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder or prospective Non-Resident Holder is made. Each Non-Resident Holder should consult with such Non-Resident Holder’s own tax advisor with respect to the Canadian federal income tax consequences set forth below as applicable in the Non-Resident Holder’s particular circumstances and any other federal, provincial, state, local or foreign tax consequences to it of holding and disposing of Shares.

Disposition of Shares

Generally, on a disposition or deemed disposition of a Share (except to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public), a Non-Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Non-Resident Holder of the Shares immediately before the disposition or deemed disposition and any reasonable costs of disposition.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a Share unless the Share constitutes ‘‘taxable Canadian property’’ (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that either: (i) the Shares are listed on a designated stock exchange (which currently includes the TSX) at that time and at no time during the 60-month period that ends at that time did the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or such holder together with such persons, own 25% or more of the issued shares of any class or series of the Company, or (ii) at no time during such 60-month period did the Shares derive more than 50% of their value from any combination of: (a) real property situated in Canada, (b) ‘‘timber resource property’’ (within the meaning of the Tax Act), (c) ‘‘Canadian resource property’’ (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law, rights in any of the foregoing, whether or not the property exists. Shares received in exchange for taxable Canadian property may also be deemed to be taxable Canadian property in certain circumstances.

Even if a Share is considered to be taxable Canadian property of a Non-Resident Holder at the time of disposition of the Share, a capital gain realized on the disposition of the Share may nevertheless be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention.

Generally, if a Share constitutes taxable Canadian property to a Non-Resident Holder at the time of disposition of the Share and any capital gain realized by the Non-Resident Holder on the disposition of the Share is not exempt from tax under the Tax Act by virtue of an applicable income tax treaty or convention, the Non-Resident Holder will be required to include one-half of the amount of the capital gain (a ‘‘taxable capital gain’’) in its income for the year. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss realized by a Non-Resident Holder in a taxation year from the disposition of taxable Canadian property (an ‘‘allowable capital loss’’) may be deducted from any taxable capital gains realized by the Non-Resident Holder in the year from the disposition of taxable Canadian property. If allowable capital losses for a year exceed taxable capital gains from the disposition of taxable Canadian property, the excess may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years from the disposition of taxable Canadian property to the extent and in the circumstances prescribed by the Tax Act.

Taxation of Dividends

Any amount paid or credited, or deemed to be paid or credited, by the Company to a Non-Resident Holder as, on account or in lieu of payment of, or in satisfaction of dividends on Shares will be subject to non-resident withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividend, subject to reduction under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder. Where the Non-Resident Holder is a resident of the United States who is entitled to benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of withholding tax applicable to dividends is generally reduced to 15%.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of the Shares. It applies only to U.S. Holders (as defined below) that acquire and hold the Shares as capital assets (generally, property held for investment purposes). This section does not apply to holders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, insurance companies, banks, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that hold an interest in an entity that holds the Shares, persons that will own, or will have owned, directly, indirectly or constructively, 10% or more (by vote or value) of our equity, persons that hold the Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, or persons whose functional currency is not the U.S. dollar.

This discussion does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances. Further, it does not address any aspect of foreign, state, local or estate or gift taxation or the 3.8% tax imposed on certain net investment income. Each prospective investor should consult its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownerships and disposition of the Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury Regulations, rulings by the U.S. Internal Revenue Service (“IRS”), published court decisions, and the Canada-United States Income Tax Convention (1980) (the “Convention”), all as in effect as of the date hereof, and any of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary is applicable to U.S. Holders who are residents of the United States for purposes of the Convention and who qualify for the full benefits of the Convention.

A “U.S. Holder” is a beneficial owner of the Shares who, for U.S. federal income tax purposes, is a citizen or individual resident of the United States, a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust (i) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership or other pass-through entity holds the Shares, the U.S. federal income tax treatment of a partner, beneficiary, or other stakeholder will generally depend on the status of that person and the tax treatment of the pass-through entity. A partner, beneficiary, or other stakeholder in a pass-through entity holding the Shares should consult its own tax advisor with regard to the U.S. federal income tax treatment of its investment in the Shares.

The Shares

Distributions

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution received by a U.S. Holder with respect to the Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as a dividend to the extent attributable to our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. The Company does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax purposes. Provided that the Company is not treated as a passive foreign investment company in the current or prior taxable year, described below, the Company believes that it is considered to be a “qualified foreign corporation,” and therefore distributions treated as dividends and received by non-corporate U.S. Holders may be eligible for a preferential tax rate. Distributions on the Shares generally will not be eligible for the dividends received deduction available to U.S. Holders that are corporations.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the U.S. dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Canadian dollars are converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will be treated as U.S. source ordinary income or loss.

A U.S. Holder may be entitled to deduct or credit Canadian withholding tax imposed on dividends paid to a U.S. Holder, subject to applicable limitations in the Code. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the common shares of a foreign corporation generally constitute foreign source income. Dividends distributed by the Company will generally constitute “passive category” income for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the Shares with regard to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Shares.

Sale, Exchange or Other Taxable Disposition

A U.S. Holder will recognize gain or loss on the sale, exchange or other taxable disposition of the Shares in an amount equal to the difference between the amount realized for the Shares and the U.S. Holder’s adjusted tax basis in the Shares. Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (1) 75% or more of its gross income is “passive income” or (2) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” In general, “passive income” includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. Net gains from commodities transactions are generally treated as passive income, potentially triggering PFIC status, unless such gains are active business gains from the sale of commodities and “substantially all” (85 percent) of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business (the “active commodities business exclusion”). If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on the nature of the Company’s income, assets and activities, the Company believes that it presently qualifies, and expects to continue to qualify in the future, for the active commodities business exclusion and that the Company will not be classified as a PFIC for the current and subsequent taxable years. However, because the PFIC determination is made annually at the close of the taxable year in question on the basis of facts and circumstances that may be beyond the Company’s control and because the principles and methodology for applying the PFIC tests are not entirely clear, including the application of the active commodities business exclusion, there can be no assurance that the Company will not be a PFIC in the current or subsequent taxable years.

As described below, adverse tax consequences could apply to a U.S. Holder if the Company were classified as a PFIC. A U.S. Holder would be required to report any gain on the disposition of any Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of the Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for the Shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amount.

For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of the Shares as security for a loan may be treated as a taxable disposition of the Shares. An “Excess Distribution” is the amount by which distributions received by a U.S. Holder during a taxable year in respect of its Shares exceed 125% of the average amount of distributions in respect thereof received during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Shares).

If the Company were to be classified as a PFIC, a U.S. Holder could avoid the rules described above by making a mark-to-market election, provided the Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable Treasury regulations. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a mark-to-market election. The Company does not intend to provide information to enable U.S. Holders to make a “qualified electing fund” election, which otherwise could allow a U.S. Holder to avoid the PFIC rules described above.

If the Company were a PFIC, a U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of Shares or received an Excess Distribution.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences which would arise if the Corporation were treated as a PFIC for any taxable year.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, the Shares to a U.S. Holder, generally may be subject to information reporting requirements and may be subject to backup withholding at the appropriate rate unless the U.S. Holder provides an accurate taxpayer identification number and complies with applicable certification requirements, or otherwise demonstrates that it is an exempt recipient. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is submitted to the IRS in a timely manner.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Shares, subject to certain exceptions (including an exception for Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Shares.

PLAN OF DISTRIBUTION

The Company has been advised by the Selling Shareholder that the Selling Shareholder may sell all or a portion of the Shares beneficially owned by it and offered hereby from time to time on the NYSE MKT or in private transactions in the United States. These sales may be at fixed or negotiated prices. The Selling Shareholder may use any one or more of the following methods when selling Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the NYSE MKT;

•	privately negotiated transactions;

•	short sales (subject to certain agreed limits during the pricing period);

•	broker-dealers may agree with the Selling Shareholder to sell a specified number of Shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell Shares under Rule 144 or Regulation S under the Securities Act, if available, rather than under this prospectus supplement.

The Selling Shareholder may also engage, to the extent permitted by applicable law and certain agreed limits during the pricing period, in short sales, puts and calls and other transactions in the Company’s securities or derivatives of the Company’s securities and may sell or deliver Shares in connection with these trades.

This prospectus supplement has not been filed in respect of, and will not qualify, any distribution of Shares in Ontario or in any other province or territory of Canada at any time.

Broker-dealers engaged by the Selling Shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder (or, if any broker-dealer acts as agent for the purchaser of Shares, from the purchaser) in amounts to be negotiated. The Company does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of Shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of Shares will be borne by the Selling Shareholder. The Selling Shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Shares if liabilities are imposed on that person under the Securities Act.

The Selling Shareholder and any broker-dealers or agents that are involved in selling the Shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company has agreed under the Registration Rights Agreement to pay all fees and expenses incident to the registration of the Shares, other than fees and disbursements of counsel to the Selling Shareholder.

The Selling Shareholder has advised the Company that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of Shares by the Selling Shareholder. If the Company is notified by the Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of

Shares, if required, the Company will file an amendment to this prospectus supplement. If the Selling Shareholder uses this prospectus supplement for any sale of the Shares, the Selling Shareholder will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the Shares and activities of the Selling Shareholder.

In connection with the Private Placement, the Company agreed that, other than securities issued pursuant to the Private Placement, it would not issue or enter into an agreement to issue (or announce any arrangement to issue) any equity securities of the Company, or any indebtedness for borrowed money, nor would it agree to restructure or modify any existing equity securities or borrowed debt of the Company, other than issuances under compensation arrangements or pursuant to existing commitments, or drawdowns under its existing credit facilities, during the period beginning on June 7, 2013 and ending 60 days after the date hereof without the express written approval of Oberon Capital Corporation and the Selling Shareholder. This condition will be immediately and automatically waived if at any time commencing at least 25 trading days after the closing of the second tranche of the Private Placement, the 25-trading day volume weighted price of the Common Shares on the TSX is at least 20% higher than the greater of the issue prices of the Common Shares issued in the Private Placement.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Stikeman Elliott LLP, with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to matters of New York law. As at the date hereof, the partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Accountants, Bay Adelaide Centre, Suite 4600, 333 Bay Street, Toronto, Ontario, M5H 2S5. KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Accounting Oversight Board (United States).

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, Computershare Trust Company of Canada is the registrar, transfer agent and trustee of the Debentures, and Computershare Trust Company, N.A., is the co-transfer agent for the Common Shares in the United States.

EXPERTS

Information relating to the Company’s mineral properties in this prospectus supplement, the base prospectus and the documents incorporated by reference herein has been derived from statements, reports, valuations or opinions of the following persons, firms and companies whose profession or business gives authority to the statements, reports, valuations or opinions, in each case with respect to the Company: Tetra Tech Inc., Todd McCracken, P.Geo., Todd Kanhai, P.Eng., Philip Bridson, P.Eng. and William Richard McBride, P.Eng.

In addition, each of Kevin Small and David N. Penna has participated in or supervised the preparation of certain scientific and technical information in connection with the Company’s properties.

Each of these individuals is a “qualified person” as such term is defined in NI 43-101.

With the exception of Kevin Small and David N. Penna, who are employees of the Company, each of these individuals is independent from the Company.

To the knowledge of the Company, as of the date hereof and with the exception of Kevin Small and David N. Penna, each of the persons and firms referenced above holds less than one percent of the outstanding securities of the Company or any associate or affiliate of the Company.

Other than as indicated above, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

February 12, 2013

US$300,000,000

Common Shares

Debt Securities

Warrants

Subscription Receipts

North American Palladium Ltd. (“NAP” or the “Company”) may offer and issue from time to time common shares (the “Common Shares”), debt securities (the “Debt Securities”), warrants to purchase Common Shares and warrants to purchase Debt Securities (together, the “Warrants”), and subscription receipts (“Subscription Receipts”) (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$300,000,000 during the 25-month period that this prospectus, including any amendments thereto, remains effective.

Investing in the Securities involves risk. Please carefully consider the “Risk Factors” section beginning on page 8 of this prospectus.

This prospectus is filed by a foreign issuer that is permitted, pursuant to a multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable prospectus supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the federal laws of Canada, that most of its officers and directors are residents of Canada, that some or all of the experts named in this prospectus are residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons are located outside the United States.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY, OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable prospectus supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of Common Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), dividend rate, if any, and any other terms specific to the Common Shares being offered; (iii) in the case of Warrants, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), the designation, number and terms of the Common Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is made at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices), the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the prospectus supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus to the extent required by applicable securities laws. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

This prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A prospectus supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The Company’s outstanding Common Shares are listed for trading on the NYSE MKT, LLC (“NYSE MKT”) and the Toronto Stock Exchange (“TSX”) under the trading symbols “PAL” and “PDL”, respectively. On February 11, 2013, the last trading day prior to the filing of this prospectus, the closing price of the Common Shares on the NYSE MKT was US$1.79 per Common Share, and the closing price of the Common Shares on the TSX was Cdn.$1.80 per Common Share. Unless otherwise specified in the applicable prospectus supplement, Securities other than the Common Shares are not expected to be listed on any securities exchange. Other than the listing of the Common Shares on the TSX and NYSE MKT, there is no market through which the Securities may be sold and purchasers may not be able to resell Securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of regulation of the Company. See “Risk Factors”. The offering of Securities hereunder is subject to the passing upon of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters.

The Company’s head and registered office is located at Suite 2350, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario, Canada M5J 2J2, telephone (416) 360-7590 and facsimile (416) 360-7709.

ii

i

Unless otherwise indicated or the context suggests otherwise, all references in this prospectus and any prospectus supplement to the “Company”, “we”, “us” or “our” refer to North American Palladium Ltd. and its subsidiaries.

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. The Company has not authorized anyone to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the Securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus, any prospectus supplement and the documents incorporated herein and therein is accurate only as of the respective dates of the documents in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus is part of a registration statement on Form F-10 relating to the Securities that we filed with the U.S. Securities and Exchange Commission (the “SEC”). We may, from time to time, sell any combination of the Securities described in this prospectus in one or more offerings up to an aggregate amount of US$300,000,000. This prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement, together with additional information incorporated by reference and described under the heading “Documents Incorporated By Reference”. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

This prospectus has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this prospectus, in any prospectus supplement or in any documents incorporated by reference herein or therein have been, and will be, prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in or incorporated by reference into this prospectus and any prospectus supplement may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, these documents use the terms “measured resources”, “indicated resources” and “inferred resources”. Investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. Investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this prospectus, in any prospectus supplement or in any documents incorporated by reference herein or therein may not be comparable with information made public by companies that report in accordance with U.S. standards.

See “Glossary of Mining Terms” in this prospectus for a description of certain of the mining terms used in this prospectus, in any prospectus supplement and in the documents incorporated by reference herein and therein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with the Ontario Securities Commission (“OSC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 2350, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario M5J 2J2, telephone 416-360-7590 and facsimile 416-360-7709, or by accessing the disclosure documents available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following documents are specifically incorporated by reference and form an integral part of this prospectus:

•	the management information circular dated March 28, 2012 in connection with the May 11, 2012 annual meeting of the shareholders of NAP;

•	the annual information form of NAP dated March 30, 2012 (the “AIF”) for the financial year ended December 31, 2011;

•

the audited consolidated financial statements of NAP and the notes thereto for the financial year ended December 31, 2011 comprised of the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010 (the “Annual Financial Statements”), together with the independent auditors’ report thereon, as filed on March 7, 2012;

•	the amended management’s discussion and analysis relating to the Annual Financial Statements, as filed on March 7, 2012;

•	the unaudited condensed interim consolidated financial statements of NAP and the notes thereto for the nine months ended September 30, 2012 and September 30, 2011 (the “Interim Financial Statements”);

•	management’s discussion and analysis relating to the Interim Financial Statements;

•	the material change report dated January 23, 2012 regarding NAP’s decision to cease mining operations at the Sleeping Giant mine;

•	the material change report dated May 7, 2012 regarding the completion of NAP’s $35 million flow-through financing;

•	the material change report dated July 12, 2012 regarding NAP’s $43,000,000 convertible unsecured subordinated debentures bought deal offering;

•	the section entitled “Clarification of Certain Information in the AIF” at pages 17 through 19 of the final short form prospectus of NAP dated July 24, 2012; and

•	the material change report dated December 19, 2012 regarding the resignation of the Company’s Vice President Finance and Chief Financial Officer, Jeff Swinoga.

Any material change reports (excluding confidential material change reports, if any), annual information forms, interim consolidated financial statements of the Company (including the related management’s discussion and analysis), annual audited consolidated financial statements of the Company (including the auditors’ report thereon and the related management’s discussion and analysis), business acquisition reports, information circulars, and any other disclosure documents required to be incorporated by reference herein under National Instrument 44-101 Short Form Prospectus Distributions that are filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada after the date of this prospectus and prior to the termination of the offering of Securities hereunder shall be deemed to be incorporated by reference into this prospectus. In addition, any document filed by the Company with, or furnished by the Company to, the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), subsequent to the date of this prospectus and prior to the termination of the offering of Securities hereunder shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference herein, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and corresponding annual financial statements and related management’s discussion and analysis being filed by us with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus, the previous annual information form and corresponding annual financial statements and related management’s discussion and analysis all interim financial statements and management’s discussion and analysis, and all material change reports filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder.

Upon each new filing of interim financial statements and related management’s discussion and analysis filed with securities commissions or similar authorities in each of the provinces of Canada during the currency of this prospectus, the previous interim financial statements and management’s discussion and analysis filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder.

A prospectus supplement or prospectus supplements containing the specific terms for an issue of Securities will be delivered to purchasers of the Securities together with this prospectus to the extent required by applicable securities laws, and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the Securities issued thereunder.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise specified or the context otherwise requires, all references to dollar amounts in this prospectus, in any prospectus supplement or in any documents incorporated by reference herein or therein are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “US$” are to U.S. dollars.

Unless otherwise indicated, all financial information included or incorporated by reference in this prospectus and the documents incorporated by reference herein and therein has been prepared in accordance with IFRS.

The following table sets forth, for the Canadian dollar, expressed in United States dollars: (i) the high and low exchange rates during each period; (ii) the average of the exchange rates on the last day of each month during each period; and (iii) the exchange rate at the end of each period. These rates are based on the noon buying rate published by the Bank of Canada.

	Year Ended December 31,		Nine months ended September 30
	2010	2011	2012
Highest rate during period	1.0054	1.0583	1.0299
Lowest rate during period	0.9278	0.9430	0.9599
Average rate during period	0.9709	1.0110	1.0004
Rate at the end of period	1.0054	0.9833	0.9949

On February 11, 2013 the noon buying rate for one Canadian dollar expressed in United States dollars, as quoted by the Bank of Canada, was $1.00=US$0.9935 (or US$1.00=$1,0065). The Canadian dollar/U.S. dollar exchange rate has varied significantly over the last several years and investors are cautioned that the exchange rates presented here are historical and are not indicative of future exchange rates.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward looking statements” and/or “forward looking information”, which include future oriented financial information, within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward looking statements. The words “expect”, “believe”, “anticipate”, “contemplate”, “target”, “plan”, “may”, “will”, “intend”, “estimate”, and similar expressions identify forward looking statements, although these words may not be present in all forward looking statements. Forward looking statements included in this prospectus include, without limitation, statements in respect of an offering of Securities, information as to the Company’s strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans, projected production cash flows or expenditures, operating cost estimates, mining or milling methods, projected exploration results and other statements that express management’s expectations or estimates of future performance.

The Company cautions the reader that such forward looking statements involve known and unknown risks that may cause actual results to be materially different from those expressed or implied by the forward looking statements. Such risks include, but are not limited to: the possibility that commodity prices and foreign exchange rates may fluctuate; the possibility that general economic conditions may deteriorate; the inability to meet production level and operating cost estimates; inaccuracy of mineral resource and reserve estimates; the demand for, and cost of, exploration, development and construction services; the risks related to future exploration programs, including the risk that future exploration will not replace mineral resources and mineral reserves that become depleted; inherent risks associated with mining and processing including environmental hazards; the failure to achieve or maintain projected production levels; the increased uncertainty as to the Company’s ability to achieve or maintain projected production levels at the Lac des Iles mine due to the fact that the Company’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic and technical viability; the pursuit of any particular transaction or strategic alternative in connection with the strategic review process being undertaken in respect of the sale of the Company’s Quebec-based gold division; the potential uncertainty related to title to the Company’s mineral properties; the risk that the Company may not be able to obtain external financing necessary to continue its expansion and productions plans; the Company’s dependence on a third party for smelting and refining the concentrate that is produced at the Lac des Iles mill; employment disruptions, including in connection with collective agreements between the Company and unions; environmental and other regulatory requirements; the costs of complying with environmental legislation and government regulations; the risk that permits and regulatory approvals necessary to conduct operations will not be available on a timely basis, on reasonable terms or at all; loss of key personnel; competition from other producers of platinum group metals (“PGMs”) and gold and from potential new producers; risks involved in current or future litigation (including class actions) or regulatory proceedings; the development of new technology or new alloys that could reduce the demand for palladium; the ability of the Company to comply with the terms of its credit facility, senior secured notes or future credit facilities; risks related to the Company’s hedging strategies; lack of infrastructure necessary to develop the Company’s projects; and the ability of the Company to maintain adequate internal control over financial reporting and disclosure controls and procedures.

Forward looking statements, including future oriented financial information, are necessarily based on a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this prospectus, which may prove to be incorrect, include, but are not limited to the following:

•	that the Lac des Iles mine, the Sleeping Giant mill complex and the Vezza gold mine will be and remain viable operationally and economically;

•	expectations for mill feed head grade, recovery rates and mill performance will be as expected at the Lac des Iles mine;

•	the plans for mine production, mine development, mill production and exploration will proceed as expected and on budget;

•	market fundamentals will result in reasonable demand and prices for palladium, gold and by-product metals in the future;

•	the Company will not be subject to any environmental incidents, significant regulatory changes or material labour disruptions;

•

the advice the Company has received from its employees, consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, engineering, mine planning, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models used to calculate mineral resources and mineral reserves are appropriate and accurate and remain so;

•	the Company and its contractors will be able to attract and retain sufficient qualified employees; and

•	financing for the Company’s expansion and production plans will be available on reasonable terms.

The forward looking statements are not guarantees of future performance.

All of the forward looking statements made in this prospectus are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the projected results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Readers are cautioned not to put undue reliance on these forward looking statements. All forward looking statements in this prospectus are made as of the date hereof and the Company disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.

THE COMPANY

This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference herein. It does not contain all the information that may be important to you. You should carefully read the entire prospectus, including the documents incorporated by reference herein. See “Documents Incorporated by Reference” and “Available Information” in this prospectus. You should also carefully consider the matters discussed under “Risk Factors” in this prospectus.

Corporate Structure

The Company is the successor to Madeleine Mines Ltd., a company incorporated under the Mining Companies Act (Québec) by letters patent in 1968. In January 1992, Madeleine Mines Ltd. was amalgamated with 2945-2521 Québec Inc. and the amalgamated company was wound up into the federally incorporated parent company, 2750538 Canada Inc. This entity changed its name to Madeleine Mines Ltd. and, in June 1993, the name was changed to North American Palladium Ltd. The Company continues to exist under the Canada Business Corporations Act (“CBCA”).

The Company has two wholly owned subsidiaries: Lac des Iles Mines Ltd. (“LDI”), and NAP Québec Mines Ltd. (“NAP Québec”).

The following chart describes the Company’s subsidiaries as at the date hereof. The percentage ownership is indicated for each entity. Each of the option agreements referenced below has not been fully exercised.

Description of the Business

The Company’s material property is the Lac des Iles property (including the Lac des Iles palladium mine). The Company also owns, but does not consider to be material properties of the Company, the Sleeping Giant gold mine and mill complex and the Vezza gold mine located in the Abitibi region of Quebec, north of Val d’Or. Other advanced projects include the Flordin property, the Discovery project and the Shebandowan West project. As previously disclosed, the Company is exploring divestiture opportunities with respect to its gold assets.

The Lac des Iles mine, the Company’s flagship mine, is one of the world’s two primary palladium producers. Located approximately 85 kilometres northwest of Thunder Bay, Ontario, the Lac des Iles mine started producing palladium in 1993. The property consists of an open pit, a ramp-accessed underground mine, a shaft accessed underground mine (under construction), and a mill with a nominal capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic nickel copper-PGM deposits. The Company has also identified other mineralized areas close to or on the Lac des Iles mine, including the Cowboy Zone, the Outlaw Zone, the Sheriff Zone and the North VT Rim. Infill drilling at the Offset Zone (completed to the end of March 2012) was successful in converting a certain amount of the Company’s indicated resources to measured resources, thereby increasing the confidence in the grade distribution for mine planning purposes. With a minimum cut-off of 3.5 grams per tonne palladium, results indicated a total of 14.2 million tonnes of measured and indicated resources (2.38 million contained palladium ounces) grading 5.22 grams per tonne palladium. Inferred resources also increased to 6.3 million tonnes (0.89 million contained palladium ounces) grading 4.40 grams per tonne palladium. The Lac des Iles underground mine is being expanded to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The mine expansion is currently underway.

The AIF contains additional information on the business and properties of the Company. See “Documents Incorporated by Reference”.

Recent Developments

As previously disclosed, the Company continues to evaluate opportunities for the divestiture of its gold assets and undertakings located in Quebec, which are held by NAP Quebec Mines Ltd., including the Sleeping Giant gold mine and mill complex, the Vezza gold mine and the other exploration projects including the Flordin property and the Discovery project, and all associated rights, privileges, agreements, permits and associated infrastructure and equipment. As part of the Company’s ongoing consideration of opportunities for divestiture, which provided an indication of the value of these assets in late 2012, the Company believes that the current value of such assets is likely less than their book value. A material write-down of the book value of such assets will be considered by the Company in due course.

On January 22, 2013 the Company announced the appointment of David Langille as its new Chief Financial Officer, replacing Jeff Swinoga who resigned January 4, 2013. Mr. Langille has over 26 years of experience as a finance executive with public companies and has been a member of the Institute of Chartered Accountants of Ontario and the Society of Management Accountants of Ontario since 1987.

On November 30, 2012, the Company announced completion of its flow-through financing through which it sold 2,425,000 flow-through shares at a price of $1.65 per share for gross proceeds of $4,001,250. The proceeds will be used for eligible exploration activities and mine expansion expenditures at the Lac des Iles property and other greenfield properties.

On November 7, 2012, the Company announced its financial and operational results for the third quarter ending September 30, 2012. In the third quarter of 2012, the Company’s Lac des Iles mine produced 39,908 ounces of payable palladium, bringing the nine month total to 119,685 ounces. The Company also disclosed the mine expansion expenditures totaled $93 million for the nine month period. The Company also indicated that the pursuit for divestiture opportunities for its gold assets is ongoing and that mine development expenditures at the Vezza gold mine totaled $22.7 million for the nine month period ended September 30, 2012.

On September 13, 2012, the Company announced that the Board of Directors appointed Andre J. Douchane as NAP’s interim Chief Executive Officer, replacing William J. Biggar who retired on September 30, 2012.

On July 31, 2012, the Company completed a $43 million offering of convertible debentures (the “Debentures”) to fund the Lac des Iles mine expansion and for general corporate purposes. The Debentures mature on September 30, 2017 (unless redeemed earlier by the Company in specified circumstances), and will bear interest at a rate of 6.15% per year, payable semi-annually on March 31 and September 30 of each year. The Debentures are convertible at the holder’s option into Common Shares at a conversion price of $2.90 per Common Share.

RISK FACTORS

An investment in the Securities involves risk. In addition to the other information contained in this prospectus, the AIF and the documents incorporated by reference herein, prospective investors should carefully consider the factors set out below and in the applicable prospectus supplement in evaluating the Company and its business before making an investment in the Securities. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of the Securities could decline and all or part of any investment in the Securities may be lost. Additional risks and uncertainties not currently known to the Company or that the Company currently deems immaterial may also materially and adversely affect the Company’s business, prospects, financial condition, results of operations or cash flows.

Risks Related to the Securities

Future sales or issuances of equity securities could decrease the value of the Common Shares and Debentures, dilute investors’ voting power and reduce the Company’s earnings per share.

The Company may sell additional equity securities in subsequent offerings and may issue additional equity securities to finance future acquisitions and other projects and to satisfy its obligations pursuant to the exercise of convertible securities.

Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares and Debentures. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share.

The Common Shares and Debentures are publicly traded and are subject to various factors that have historically made the Company’s share price volatile.

The trading price of the Common Shares and Debentures have been, and may continue to be, subject to large fluctuations and, therefore, the trading price of the Company’s securities convertible into, or exchangeable for, the Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price of the Common Shares and Debentures may increase or decrease in response to a number of events and factors, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	volatility in palladium, gold and other metal prices and expectations for future prices;

•	volatility in currency exchange rates;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the mineral resource sector;

•	changes in general economic and/or political conditions;

•	the number of Common Shares to be publicly traded after any offering;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

•	the risks listed under the heading “Cautionary Note Regarding Forward Looking Statements.”

•	the market for all mineral resource sector securities;

•	the breadth of the public market for the Securities; and

•	the attractiveness of alternative investments.

In addition, the market prices of Securities may be affected by many variables not directly related to the Company’s success and that are, therefore, not within the Company’s control, including other developments that affect the market for all mineral resource sector securities, the breadth of the public market for the Common Shares and Debentures, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company’s share price volatile and suggests that the Company’s share price (and the price of the Debentures) could continue to be volatile in the future.

The Securities may not be listed and there may not be an established trading market for those securities. You may be unable to sell the Securities at the prices you desire or at all.

There is no existing trading market for the Debt Securities, Warrants, or Subscription Receipts. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that you will be able to sell any of those securities at a particular time (if at all). We may not list the Debt Securities, Warrants, or Subscription Receipts on any Canadian or U.S. securities exchange, and the Common Shares may be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;

•	changes in our financial performance or prospects;

•	changes or perceived changes in our creditworthiness;

•	the prospects for companies in our industry generally;

•	the number of holders of those securities;

•	the interest of securities dealers in making a market for those securities; and

•	prevailing interest rates.

The Debt Securities may be unsecured debt of the Company and, if so, will rank equally in right of payment with all other existing and future unsecured debt of the Company.

The Debt Securities may be unsecured debt of the Company and, if so, will rank equally in right of payment with all other existing and future unsecured debt of the Company. Unless collateralized or guaranteed, the Debt Securities will be effectively subordinated to all existing and future secured debt of the Company to the extent of the assets securing such debt. If the Company is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including if applicable, the Debt Securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.

Unless the Debt Securities are guaranteed or collateralized in some other way, holders of the Debt Securities will effectively be subordinated to the claims of the holders of third party indebtedness of the Company’s subsidiaries.

The Company conducts its operations through subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will, unless the Debt Securities are guaranteed or collateralized in some other way, be effectively subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

Risks Related to the Company

Investors should also carefully consider the risks described under the heading “Risk Factors” in the AIF and the Company’s other publicly filed documents which are incorporated herein by reference. In addition, investors in Securities should also consider the following additional risks.

Mineral resource and reserve estimates may prove inaccurate

The Company cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling or technical reports;

•	increases in the capital or operating costs of the mine;

•	changes in the life-of-mine plan; or

•	the grade of ore may vary over the life of the mine and the Company cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Company to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Company’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Company.

Inability to meet production level and operating cost estimates.

Planned production levels and operating costs are estimates, with the estimates in respect of the Lac des Iles mine being based on the Company’s experience in operating such mine. All of the Company’s estimates are subject to numerous uncertainties, many of which are beyond the Company’s control. The Company may have difficulties attracting and maintaining a sufficient amount of qualified labour to meet projected production levels. In addition, there may be increased uncertainty as to the Company’s ability to achieve or maintain projected production levels at the Lac des Iles mine due to the fact that the Company’s production decisions are not based on feasibility studies of mineral reserves demonstrating economic and technical viability. The Company cannot give assurances that its actual production levels will not be substantially lower than its estimates or that its operating costs will not be materially higher than anticipated. Failure to meet production levels and operating costs estimates could adversely affect the Company’s results of operation.

Increased competition in the mining industry

The mining industry is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties if it must compete with companies that have greater financial resources, operational experience and technical capabilities than the Company. As a result, for reasons beyond its control, the Company may not be able to acquire mining properties in the future on acceptable terms.

Exploration of divestiture opportunities in respect of the Company’s gold assets

No assurances can be made that the strategic review process announced by the Company in respect of its gold assets will result in the Company pursuing any particular transaction or strategic alternative in respect thereof or that a profit will be obtained if the assets were to be divested.

The Company may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes Oxley Act and equivalent Canadian legislation.

The Company documented and tested during recent years its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes Oxley Act (“SOX”) and equivalent Canadian legislation. Both SOX and Canadian legislation require management to assess annually the effectiveness of the Company’s internal control over financial reporting (“ICFR”). The Company may fail to achieve and maintain the adequacy of its ICFR as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude, on an ongoing basis, that it has effective ICFR in accordance with Section 404 of SOX and equivalent Canadian legislation. The Company’s failure to satisfy the requirements of Section 404 of SOX and equivalent Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or the market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, if the Company expands, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to improve its ICFR.

Because the Company is a Canadian corporation and the majority of its directors and officers are resident in Canada, it may be difficult for investors in the United States to enforce civil liabilities against the Company based solely upon the federal securities laws of the United States.

The Company is a corporation organized under the laws of Canada. Many of the Company’s directors and officers, and those of some of its subsidiaries and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of the Company’s assets, are located outside of the United States. As a result, there may be jurisdictional issues should an investor bring an action against directors, officers or experts who are not residents of the United States or in the other jurisdiction of residence. It may also be difficult for you to enforce a judgment obtained in a U.S. court or a court of another jurisdiction of residence predicated upon civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons.

USE OF PROCEEDS

Unless otherwise indicated in an applicable prospectus supplement, the Company anticipates using the net proceeds received from the sale of Securities for exploration and development expenditures at the Lac des Iles mine and to fund exploration and development expenditures at other properties, and for general corporate purposes, which may potentially include future acquisitions or the payment of interest and/or principal of debt obligations. It is anticipated that the Company will invest funds that it does not immediately require in investment grade income securities or short-term marketable securities.

The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those listed under “Risk Factors” in this prospectus, AIF and documents incorporated by reference.

PRICE RANGE AND TRADING VOLUME

The Company’s outstanding Common Shares are listed for trading on the NYSE MKT and the TSX under the trading symbols “PAL” and “PDL”, respectively. The following table sets out the reported high and low closing prices and trading volume of the Common Shares on the NYSE MKT and the TSX (as reported by Thomson One (Reuters)) for the periods indicated:

	NYSE MKT			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		($)	($)
2013
February (1 to 11)	1.92	1.68	19,413,693	1.95	1.38	3,461,803
January	1.77	1.50	58,996,093	1.77	1.48	8,453,299
2012
February	2.97	2.53	34,796,077	2.94	2.50	4,123,985
March	2.94	2.59	23,613,736	2.93	2.58	4,694,595
April	3.00	2.43	25,395,744	2.98	2.40	5,979,890
May	3.04	2.19	24,357,184	3.00	2.23	4,032,925
June	2.37	2.02	17,571,150	2.44	2.07	2,475,214
July	2.18	1.64	14,602,786	2.18	1.66	2,487,127
August	1.94	1.51	29,458,855	1.91	1.48	4,412,998
September	2.27	1.80	38,754,135	2.09	1.78	15,653,615
October	2.00	1.57	27,826,760	1.96	1.53	7,247,318
November	1.55	1.31	31,765,138	1.55	1.34	11,309,373
December	1.46	1.18	40,278,228	1.40	1.16	4,063,801

On February 11, 2013, the closing price of the Common Shares on the TSX was $1.80 and the closing price of the Common Shares on the NYSE MKT was US$1.79.

The Company’s outstanding Debentures are listed for trading on the TSX under the trading symbol “PDL.DB”. The Debentures commenced trading on the TSX on July 31, 2012. On February 11, 2013, the closing price per $100 principal amount of the Debentures on the TSX was $94.95. The following table sets out the reported high and low closing prices and trading volume of the Debentures on the TSX (as reported by Thomson One (Reuters)) for the periods indicated:

	TSX
	High	Low	Volume
	($)	($)
2013
February (1 to 11)	95.50	93.00	42,590
January	96.10	78.00	14,280
2012
July 31	95.28	95.28	6,670
August	95.00	92.00	20,730
September	99.90	94.50	64,090
October	98.50	94.00	32,407
November	94.25	87.00	6,250
December	90.00	79.14	7,760

DIVIDEND POLICY

It is not anticipated that the Company will pay any dividends on its Common Shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Company’s board of directors from time to time based upon, among other things, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant. As of the date of this prospectus, the Company has never paid any dividends on the Common Shares.

PRIOR SALES

During the twelve month period prior to the date of this prospectus, the Company issued the following Common Shares and securities convertible into Common Shares:

Number of Securities	Date of Issue	Price per Security/ Exercise Price per Security
245,351 Common Shares(2)	February 4, 2013	$1.24
625,000 Common Shares(5)	November 30, 2012	$1.65
1,800,000 Common Shares(5)	November 21, 2012	$1.65
157,949 Common Shares(2)	October 18, 2012	$1.81
15,000 stock options(3)	August 8, 2012	$1.65
$43,000,000 Convertible Debentures(4)	July 31, 2012	$2.90
158,064 Common Shares(2)	July 16, 2012	$2.10
11,300,000 Common Shares(1)	April 30, 2012	$3.10
125,882 Common Shares(2)	April 13, 2012	$2.69
50,000 stock options(3)	March 5, 2012	$2.90

(1)	Issued on a flow-through basis pursuant to a short form prospectus dated April 24, 2012.
(2)	Issued as compensation in connection with the Company’s employee RRSP plan.
(3)	Each stock option is exercisable into one Common Share.
(4)	The Debentures are convertible at the holder’s option into Common Shares at a conversion price of $2.90 per Common Share.
(5)	Issued on a flow-through basis by way of private placement.

CONSOLIDATED CAPITALIZATION

The material changes in our consolidated capitalization from October 1, 2012 to February 11, 2013 are as follows:

On November 21, 2012 and November 30th, 2012 the Company completed flow-through financings pursuant to which the Company sold 1,800,000 and 625,000 flow-through shares, respectively, at a price of $1.65 per flow-through share for total proceeds of $4,001,250. Cash and cash equivalents increased by $3.6 million in proceeds (reduced by $0.4 million in transaction costs) and common share capital increased by $3.6 million (reduced by $0.4 million in transaction costs).

DESCRIPTION OF COMMON SHARES

The authorized share capital of the Company consists of an unlimited number of Common Shares. As of February 11, 2013, there were 177,373,185 Common Shares of the Company issued and outstanding.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof to receive any dividends declared by the board of directors and the remaining property of the Company upon dissolution.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding are, or will be when issued, fully paid and non-assessable, which means the holders of such Common Shares will have paid the purchase price in full and the Company cannot ask them to pay additional funds.

The Company’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended by a majority vote of the shareholders voting on such matter. If the by-law amendment is rejected by the shareholders, the by-law ceases to be effective and no subsequent resolution of the board of directors to amend a by-law having substantially the same purpose or effect shall be effective until it is confirmed or confirmed as amended by the shareholders.

Shareholders do not have cumulative voting rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

Common Shares offered hereunder may be “flow-through shares” within the meaning of the Income Tax Act (Canada). Common Shares offered hereunder may also be issued in lieu of or to fund principal and/or interest of debt obligations. The particular terms and provisions of any such offerings by any prospectus supplement will be described in such prospectus supplement. Common Shares may be offered separately or together with other Securities.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our”, “the Company” or “North American Palladium” refers only to North American Palladium Ltd. and not to any of its subsidiaries. The following description sets forth certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below may apply to that series in a prospectus supplement.

The Debt Securities will be issued in registered or bearer form under, and will be governed by, an indenture to be entered into between us and one or more trustees (the “Trustee”) (hereinafter referred to as the “Indenture”). The Indenture will be subject to and governed by the U.S. Trust Indenture Act of 1939, as amended, and the Canada Business Corporations Act, subject to obtaining an exemption from the requirements of the legislation, if required. A copy of the form of Indenture has been filed on SEDAR and as an exhibit to the registration statement filed with the SEC of which this prospectus forms a part. The following is a summary of the Indenture that sets forth certain general terms and provisions of the Debt Securities. This summary is not intended to be complete and the Indenture may be amended from time to time in accordance with its terms. For a more complete description, including the definition of capitalized terms used but not defined under this section, prospective investors should refer to the Indenture. Whenever we refer to particular provisions of the Indenture, those provisions are qualified in their entirety by reference to the Indenture.

We may issue Securities (including Debt Securities) and incur additional debt other than through the offering of Debt Securities under this prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and does not limit the amount of other debt we may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in a prospectus supplement, the Debt Securities will be unsecured obligations. The Indenture also permits us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable prospectus supplement will describe the specific terms of the Debt Securities of any series being offered and may include, but is not limited to, any of the following:

•	the specific designation, title and the aggregate principal amount of the Debt Securities;

•

the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

•

the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated from time to time, including if applicable on the basis of a 360-day year or twelve 30-day months;

•

the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

•

the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

•

the terms and conditions upon which the Company or the holders may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	if other than denominations of US$1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable;

•

the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

•	any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

•

whether and under what circumstances we will be required to pay any Additional Amounts (defined below under “– Additional Amounts”) for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether we will have the option to redeem the Debt Securities rather than pay the Additional Amounts;

•	the terms, if any, on which the Debt Securities may be converted or exchanged for other Securities or securities of other entities;

•	if payment of the Debt Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Debt Securities will be issued;

•	rights, if any, on a change of control; and

•

any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities, including covenants and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in a prospectus supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to us for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event we should become involved in a highly leveraged transaction or in the event we have a change in control.

This prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

The Debt Securities may be issued under the Indenture bearing no interest or at a discount below their stated principal amount. Canadian federal and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian federal and/or U.S. federal income tax purposes will be described in a prospectus supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement (i) the Debt Securities will be unsecured obligations and will rank equally with all of our other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture and (ii) the Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of our subsidiaries.

Form, Denominations and Exchange

A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of US$1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of US$5,000 or, in each case, in such other denominations (which may be Cdn.$) as may be set out in the terms of the Debt Securities of any particular series. The Indenture will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a prospectus supplement, bearer securities will have interest coupons attached.

Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in a prospectus supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in a prospectus supplement, bearer securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the Debt Securities. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the Debt Securities, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•

issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on, (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•

exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the Indenture; or

•	issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Global Securities

A series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some jurisdictions may require that certain purchasers of Debt Securities take physical delivery of the Debt Securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not be entitled to receive payment related to the Debt Securities, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Payment

Unless otherwise indicated in a prospectus supplement, payment of principal of, and premium, if any, and interest, if any, on, the Debt Securities will be required to be made at the office or agency of the Trustee, or at our option we can pay principal, interest, if any, and premium, if any, (1) by check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee, or (2) from time to time, by electronic funds transfer to an account designated by the person entitled to receive payments.

Unless otherwise indicated in a prospectus supplement, payment of any interest will be required to be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by us.

Any payments of principal, premium or interest, if any, on global securities registered in the name of a depositary or its nominee will be required to be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that the depositary for a global security or its nominee will, upon receipt of any payment of principal, premium or interest, credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with Securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Consolidation, Amalgamation, Merger and Sale of Assets

The Indenture will generally permit the Company to amalgamate or consolidate with or merge with any other person, and to transfer or dispose of substantially all of its assets, so long as the resulting person is a Canadian or U.S. entity and will assume the Company’s obligations on the Debt Securities and under the Indenture and the Company or such successor person will not be in default under the Indenture immediately after the transaction.

If the resulting person assumes the Company’s obligations, the Company will be relieved of those obligations, subject to certain exceptions.

Additional Amounts

Unless otherwise specified in a prospectus supplement, all payments made by or on behalf of us under or with respect to the Debt Securities will be required to be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, we will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder of Debt Securities (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) at the time of making such payment;

•

which is subject to such Canadian Taxes by reason of the beneficial owner of the Debt Securities being a resident of, or carrying on business in, or maintaining a permanent establishment or other physical presence or taxable presence in, or otherwise having some connection with, Canada or any province or territory thereof, otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder;

•

which is subject to such Canadian Taxes by reason of the beneficial owner of the Debt Securities failing to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes; or

•	which is a “specified non-resident shareholder” of the Company, or not dealing at arm’s length with a “specified shareholder” of the Company, for purposes of subsection 18(5) of the Tax Act.

We will also be required to (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will be required to furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will be required to indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by us, of:

•	any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

•	any interest, penalties or other expenses imposed by a relevant authority in connection with any Canadian Taxes that are subject to reimbursement under the first bulleted item; and

•	any Canadian Taxes imposed with respect to any reimbursement under the first two bulleted items above this paragraph,

but excluding any such Canadian Taxes on such holder’s net income or capital.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in a prospectus supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest, if any, to the date fixed for redemption, upon the giving of a notice as described below, if we (or our successor) determine that (i) as a result of (A) any amendment to or change in the laws (or any regulations thereunder) of Canada (or our successor’s jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), we have or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any Debt Security of such series as described under “Additional Amounts”, or (ii) on or after the date specified in the applicable prospectus supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes our successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or our successor’s jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Debt Security of such series.

In the event that we elect to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of our Debt Securities will be required to be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will be required to specify the date fixed for redemption, provided that, at the time such notice of redemption is given, the obligation to pay such Additional Amounts must continue to be in effect. Such notice may be conditional.

Provision of Financial Information

We will be required to file with the Trustee, within 30 days after we file or furnish them with the SEC, copies of our annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we may be required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Events of Default

When we use the term “event of default” in the Indenture with respect to any series of Debt Securities, we mean:

•	failure to pay principal of, or any premium on, any Debt Security, or any Additional Amounts related thereto, of that series when it is due;

•	failure to pay interest or any Additional Amounts related thereto on any Debt Security of that series for 30 days from the date such amounts are due;

•

failure to comply with any other covenant or warranty of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities other than that series) for 60 days after written notice to us by the Trustee or to us and the Trustee by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

•

default under any bond, note, debenture or other evidence of indebtedness of or guaranteed by the Company or one of its subsidiaries or under any mortgage, indenture or other instrument of the Company or one of its subsidiaries under which there may be issued or by which there may be secured or evidenced any indebtedness of the Company or one of its subsidiaries that results in the acceleration of such indebtedness in an aggregate principal amount exceeding US$15,000,000 (or the equivalent thereof in any other currency or currency unit) but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least a majority of the aggregate principal amount of the outstanding Debt Securities of such series;

•	certain events involving our bankruptcy or insolvency; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal, premium, if any, or interest or Additional Amounts, if any, related thereto) if in good faith it considers it in the interests of the holders to do so.

If an event of default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series, subject to any subordination provisions, may require us to repay immediately:

•	the entire principal of, accrued interest, premium, if any, and Additional Amounts, if any, on, the Debt Securities of the series; or

•	if the Debt Securities are discounted Securities, that portion of the principal as is described in the prospectus supplement and Indenture.

If an event of default relates to events involving our bankruptcy or insolvency, the principal of all Debt Securities will become immediately due and payable without any action by the Trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind any accelerated payment requirement.

Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities.

We will be required to furnish to the Trustee a statement annually as to our compliance with all conditions and covenants under the Indenture and, if we are not in compliance, we must specify any defaults. We will also be required to notify the Trustee as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, and a deposit if required, to the Trustee to institute a proceeding as Trustee; and

•

the Trustee has failed to institute a proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by an event of default a direction inconsistent with the request, within 60 days after their notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder of Debt Securities for the enforcement of payment of principal of, premium, if any, or interest or Additional Amounts, if any, related thereto on, a Debt Security on or after the applicable due date specified in the Debt Security.

Defeasance

When we use the term “defeasance” in this prospectus, we mean discharge from some or all of our obligations under the Indenture. If we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at our option:

•	we will be discharged from our obligations with respect to the Debt Securities of that series; or

•	we will no longer be under any obligation to comply with certain restrictive covenants under the Indenture, and certain events of default will no longer apply to us.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise our defeasance option, the following conditions must be met:

•

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	we are not “insolvent” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security of such affected series:

•	change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Debt Security;

•	reduce the principal amount of, or the premium, if any, or interest rate, if any, on any Debt Security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any Debt Security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

•

reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Debt Security of that series or in respect of a provision under the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

We may modify the Indenture without the consent of the holders to:

•	evidence our successor under the Indenture;

•	add covenants or surrender any right or power for the benefit of holders;

•	secure any Debt Securities;

•	add events of default;

•	establish the forms of the Debt Securities;

•	appoint a successor Trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance or discharge of the Debt Securities as long as there is no material adverse effect on the holders thereof;

•

correct any ambiguity or correct or supplement any defective or inconsistent provision or alter any other provisions; in each case that would not adversely affect the rights of holders of outstanding Securities and related coupons, if any;

•

comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act and the Canada Business Corporations Act, subject to obtaining an exemption from the requirements of the latter, if required; or

•	change or eliminate any provisions where such change takes effect when there are no Securities outstanding under the Indenture.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

If the Debt Securities are governed by the laws of the State of New York, we will irrevocably appoint CT Corporation System as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or New York state court located in the Borough of Manhattan in the City of New York, and we irrevocably submit to the non-exclusive jurisdiction of such courts.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Company and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable prospectus supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent will act solely as the agent of the Company and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable prospectus supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by us with the securities regulatory authorities in Canada and the United States after it has been entered into by us.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of Equity Warrants;

•	the price at which the Equity Warrants will be offered;

•	the currency or currencies in which the Equity Warrants will be offered;

•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•

the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

•

the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the Equity Warrants;

•	whether the Company will issue fractional shares;

•	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

•	whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange;

•	material United States and Canadian federal income tax consequences of owning the Equity Warrants; and

•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;

•	the price at which the Debt Warrants will be offered;

•	the currency or currencies in which the Debt Warrants will be offered;

•	the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•

the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the Debt Warrants; and

•	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to this prospectus. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.

The applicable prospectus supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by us with securities regulatory authorities in Canada and the United States after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

•	the number of Common Shares, Debt Securities or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

The subscription receipt agreement covering the Subscription Receipts being offered will provide that any misrepresentation in this prospectus, the applicable prospectus supplement, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the underlying Common Shares, Debt Securities or Warrants to such purchaser entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the underlying securities, provided that the remedy for rescission is exercised within the time frame stipulated in the subscription receipt agreement.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through underwriters or dealers, and, subject to applicable securities laws, may also sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker dealer solicits purchasers.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices that may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NYSE MKT or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, and have been unable to do so, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company, to indemnification by the Company against certain liabilities, including liabilities under the Exchange Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The applicable prospectus supplement will state the terms of the offering, including the name or names of any underwriters, dealers or agents, the initial offering price (in the event that the offering is a fixed price distribution), the manner of determining the initial offering price(s) (in the event the offering is made at prices which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices), the proceeds to the Company from the sale of the Securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other underwriters, dealers or agents. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain material Canadian federal income tax consequences to an investor who acquires any Securities offered thereunder. The applicable prospectus supplement will also describe certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered under this prospectus by an initial investor who is a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial holder of Securities that is for United States federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation (or any entity that is treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (X) that is subject to the supervision of a court within the United States and the control of one or more United States persons or (Y) that has an election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters. As at the date hereof, the partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

AUDITORS, TRANSFER AGENTS AND REGISTRAR

The Company’s auditors are KPMG LLP, Chartered Accountants, Bay Adelaide Centre, Suite 4600, 333 Bay Street, Toronto, Ontario, M5H 2S5. KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Computershare Investor Services Inc. is the registrar and transfer agent of the Common Shares in Canada, Computershare Trust Company of Canada is the registrar, transfer agent and trustee of the Debentures, and Computershare Trust Company, N.A., is the co-transfer agent for the Common Shares in the United States.

EXPERTS

Information relating to the Company’s mineral properties in this prospectus and the documents incorporated by reference herein has been derived from statements, reports, valuations or opinions of the following persons, firms and companies whose profession or business gives authority to the statements, reports, valuations or opinions, in each case with respect to the Company: InnovExplo Inc., Roscoe Postle Associates Inc., P&E Mining Consultants Inc., Nordmin Resources & Industrial Engineering, Pierre-Luc Richard, Carl Pelletier, Vincent Jourdain, Marc-André Lavergne, Donald Trudel, Richard E. Routledge, Jason J. Cox, Kevin C. Scott, Leo R. Hwozdyk, Malcolm Buck, Eugene Puritch, Alfred Hayden, Chris Dougherty, William Bawden, Bernard Salmon, Petr Pelz; Des Cullen, Fred H. Brown and Laila Sedore (Potvin).

In addition, each of Kevin Small, Michel Bouchard, David Penna, Valere Larouche and Tyson Birkett have participated in or supervised the preparation of certain scientific and technical information in connection with the Company’s properties.

Each of these individuals is a “qualified person” as such term is defined in NI 43-101.

With the exception of Laila Sedore (Potvin), Vincent Jourdain, Donald Trudel and Michel Bouchard, who were employees of the Company at the time of publication, and Kevin Small, David Penna, Valere Larouche and Tyson Birkett who are employees of the Company, each of these individuals is independent from the Company.

To the knowledge of the Company, as of the date hereof and with the exception of Laila Sedore (Potvin), Vincent Jourdain, Donald Trudel, Michel Bouchard, Kevin Small, David Penna, Valere Larouche and Tyson Birkett, each of the persons and firms referenced above holds less than one percent of the outstanding securities of the Company or any associate or affiliate of the Company.

Other than as indicated above, none of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AVAILABLE INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 with respect to the Securities. This prospectus does not contain all the information set forth in the registration statement. For further information about the Company and the Securities, please refer to the registration statement.

The Company is subject to the information requirements of the Exchange Act and applicable Canadian securities legislation, and in accordance therewith it files reports and other information with the SEC and with the securities regulators in the Province of Ontario. Under the MJDS, the Company generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

Investors may read and copy any document the Company files with the SEC at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that the Company files electronically with it, including the registration statement it has filed with respect to the Securities.

Investors are invited to read and copy any reports, statements or other information that the Company files with the OSC or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from SEDAR at www.sedar.com. Reports and other information about the Company are also available for inspection at the offices of the TSX.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part:

•	the documents listed under “Documents Incorporated by Reference”;

•	the consent of KPMG LLP;

•

consents of InnovExplo Inc., Roscoe Postle Associates Inc., P&E Mining Consultants Inc., Nordmin Resources & Industrial Engineering, Vincent Jourdain, Marc-André Lavergne, Donald Trudel, Alfred Hayden, William Bawden, Des Cullen, Fred H. Brown, Laila Sedore (Potvin), Kevin Small, Michel Bouchard, David Penna, Valere Larouche and Tyson Birkett;

•	the powers of attorney from the directors and certain officers of the Company;

•	the consent of Stikeman Elliott LLP; and

•	the form of Indenture relating to the Debt Securities.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a corporation existing under the Canada Business Corporations Act. Many of the Company’s directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of such directors, officers and experts under the United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this prospectus. The Company has been advised by Stikeman Elliott LLP, its Canadian counsel, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and, depending on the circumstances, as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon civil liability provisions of the United States federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions. Therefore, it may not be possible to enforce those actions against the Company, its directors and officers.

GLOSSARY OF MINING TERMS

“concentrate” means a product containing the valuable metal and from which most of the waste material in the ore has been removed.

“grade” means a particular quantity of ore or mineral relative to other constituents, in a specified quantity of rock.

“indicated resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred resource” means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“measured resource” means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve” means the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mineralization” means the concentration of metals and their chemical compounds within a body of rock.

“open pit” means a mine worked at the surface.

“ore” means a mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

“ounce” or “oz” is a unit of weight measure. In the precious metals industry a troy ounce is equal to one-twelfth part of a pound or 31.103 grams.

“preliminary economic assessment” or “scoping study” means the first level of study that is performed on a mineral deposit to determine its economic viability.

“probable mineral reserve” means the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.